American Oil & Gas Inc.
1050 Seventeenth St., Suite 2400
Denver, Colorado 80265
June 24, 2010
Ms. Anne Nguyen Parker
Branch Chief, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:	American Oil & Gas Inc. Registration Statement on Form S-3 Filed April 15, 2010 File No. 333-166098
Dear Ms. Parker:
American Oil & Gas Inc. (“American”, or “we” or “our”) is submitting this letter in response to your May 10, 2010 letter with comments to the above referenced document (the “Comment Letter”). The numbered paragraphs below correspond to the numbered comments in the Comment Letter.
Form S-3
General
1.	We note that on April 1, 2010 you furnished a Form 8-K under Item 7.01 and attached a press release to the 8-K under Item 9.01 announcing that you received $46,181,289 in sales proceeds from the sale of all of your ownership in non-producing wells, producing wells and undeveloped acreage located in the Powder River Basin of Wyoming. We further note that you did not file an 8-K under Item 2.01 or provide any pro forma financial statements as required by Item 9.01(b) to report the disposition of these assets. It appears that you should have filed an 8-K under Item 2.01 because the disposition of the Powder River Basin assets exceeded the 10% significance test set forth in instruction 4 to Item 2.01 of Form 8-K. In this regard, in order to be eligible to use Form S-3, you have to have filed in a timely manner all reports required to be filed under the Exchange Act during the twelve calendar months and any portion of a month immediately preceding the filing of your registration statement. In light of the fact that you did not file a Form 8-K under Item 2.01 and pro forma financial statements under Item 9.01(b) within four business days of the asset disposition, please explain to us how you are still eligible to use Form S-3.
Response:
     We believe we are eligible to use Form S-3 and that our Form 8-K filing on April 1, 2010 did not need to include Item 2.01 disclosure because:
•	Item 2.01 requires disclosure upon “disposition of a significant amount of assets, otherwise than in the ordinary course of business.” The sale by American of its Powder River Basin assets was in the ordinary course of business.

•	We are a Smaller Reporting Company. Under Regulation S-X, a Smaller Reporting Company is not required to file in a Form 8-K pro forma financial information regarding a significant disposition of assets.

•	Even if Item 2.01 disclosure were required, General Instruction B.3 to Form 8-K provides that an 8-K report is not required if the registrant has previously reported substantially the same information as required by Form 8-K. As described below, we provided all material information required in reports filed on or prior to April 1, 2010.

     Our Sale Was in the Ordinary Course of Our Business. We have a history of routinely engaging in oil and gas property transactions similar to our March 31, 2010 sale to Chesapeake of our property interests in the Fetter project, the Krejci project and other interests in the Powder River Basin. The following summarizes sale transactions by us during the four-year period ended December 31, 2009:

•	We effectively sold in 2006 and early 2007 half of our interest at the time in the Krejci project pursuant to a March 17, 2006 participation agreement in which a third party paid on our behalf approximately $5,000,000 in capital expenditures at Krejci in exchange for receiving half of our interest in Krejci oil and gas leases. Our remaining half was sold for cash at March 31, 2010.

•	In March 2006, we sold for $10.7 million all of our interest in the Big Sky oil project in Montana.

•	In April 2006, we sold substantially all of our unproved Montana leases (8,653 net acres) for $1,080,000.

•	In May 2006, we sold approximately 14,500 net acres (a third of our 75% working interest) in unproved oil and gas leases in the Goliath project for $6,160,000.

•	Under a 2007 participation agreement, we effectively sold an approximate 23% working interest, or approximately 12,000 net acres, in our Fetter project. To earn the working interest, the participant paid on our behalf approximately $15 million in capital expenditures at Fetter, whereupon our working interest at Fetter decreased to approximately 69.375% (approximately 34,800 net acres).

•	Pursuant to a June 2007 participation agreement, we effectively sold oil and gas lease interests (approximately 18,000 net acres, being half our working interest) in the West Douglas oil and gas project. Under the agreement, a participant paid approximately $7 million in capital expenditures at West Douglas in exchange for 50% of our working interest in the West Douglas project. The West Douglas acreage is in Wyoming’s Powder River Basin and extends to its east within four miles of the western portion of the Fetter acreage.

•	In September 2008, we sold our working interests in an uncompleted gas well and surrounding acreage in Colorado for $5,300,000.

•	In October 2008, we sold all of our remaining working interests in West Douglas, all of our working interest in oil and gas leases of lands between West Douglas and Fetter, and our working interests in a small western portion of Fetter (approximately 35,100 net acres) for $26,400,000.

•	In July 2009, we closed on an acreage exchange at the Goliath project, and received approximately 11,600 net acres in return for our working interests in (a) three wells in the Goliath project and (b) oil and gas exploration rights in formations deeper than the Three Forks formation in four 640-acre sections.

•	In November 2009, we assigned net profit interests in five wells at Fetter in exchange for the other party fracture stimulating the Niobrara formation in those five wells at a cost of approximately $2.8 million, of which our share of the cost savings approximated $1.3 million.

•	In December 2009, we entered into a participation agreement pursuant to which we assigned 25% of our working interest in a portion of the Goliath project in North Dakota to the participant and received from the participant $1,100,000 and the benefit of the participant paying our share of drilling and completion costs of approximately $2,000,000.

     Transactions in oil and gas properties are a significant part of our business, are frequent, and are made in the ordinary course of our business. Proceeds on such transactions have significantly exceeded revenues from oil and gas production, as reflected in the five-year tables on pages 25 and 26 of the 2009 Form 10-K. Key rows of those tables are reproduced below.

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(in thousands, except per share data)

Production Revenues	$1,885	$2,895	$1,957	$2,257	$4,691
Service fee and other revenues	—	—	12	1,530	—
Less total operating expenses*	(12,434)	(43,130)	(6,245)	(9,824)	(3,816)
Gains on sales of oil and gas properties**	—	16,500	—	7,159	—

Operating income (loss)	(10,549)	(23,735)	(4,276)	1,122	875

Cash provided by sales of oil and gas Properties	$712	$31,695	$777	$16,067	$—

*	Including lease operating expenses, impairments and general and administrative expenses

**	These are recognized gains. We account for our acquisition, exploration, development and sale of oil and gas properties under the full cost accounting method set forth in S-X Rule 4-10. As more fully disclosed on page F-9 of our 2009 Form 10-K, some, but not all, gains and losses from sale of oil and gas properties are recognized in Statements of Operations.
     American is a Smaller Reporting Company, and Smaller Reporting Companies Are Not Required to File Under Item 9.01 Pro Forma Information for Dispositions of Assets.
     Item 9.01(b) (1) of Form 8-K states that, “For any transaction required to be described in answer to Item 2.01 of this form, furnish any pro forma financial information that would be required pursuant to Article 11 of Regulation S-X (17 CFR 210) or Rule 8-05 of Regulation S-X (17 CFR210.8-05) for smaller reporting companies.”
     S-X Rule 8-05 “Pro Forma Financial Information of Small Reporting Company” addresses pro-forma financial information only for acquisitions, with no mention of pro forma financial information for dispositions. Rule 8-05 follows Rule 8-04 “Financial Statements of Businesses Acquired or to be Acquired.”
     Note 2 in S-X Rule 8-01 “Preliminary Notes to Article 8” reads:
“Smaller reporting companies electing to prepare their financial statements with the form and content required in this article need not apply the other form and content requirements in Regulation S-X with the exception of the following:
a. The report and qualifications of the independent accountant shall comply with the requirements of Article 2 of this part;
b. The description of accounting policies shall comply with Article 4-08(n) of this part; and
c. Smaller reporting companies engaged in oil and gas producing activities shall follow the financial accounting and reporting standards specified in Article 4-10 of this part with respect to such activities.
To the extent that Article 11-01 of this part (Pro Forma Presentation Requirements) offers enhanced guidelines for the preparation, presentation and disclosure of pro forma financial information, smaller reporting companies may wish to consider these items.”
American Was Not Required to File an 8-K Report under Item 2.01 Because Substantially the Same Information Was Reported Previously by American in Other Reports.
     Instruction 3 to Form 8-K states that an 8-K Report is not required if the registrant has previously reported substantially the same information as required by Form 8-K. Even if the sale were not in the ordinary course of business, American (as a small reporting company) would be required to disclose under Item 2.01, the Buyer, when the sale closed, and a brief summary of what was sold and for how much. We filed our 8-K Report on February 26, 2010 naming the Buyer and describing the assets involved and the estimated amount of consideration. In our 2009 Form 10-K filed on March 15, 2010, we stated that closing was expected by March 31, 2010 and we included additional updated disclosures of the transaction, particularly on pages 4, F-13 and F-14 of the Form 10-K. We filed another 8-K Report on April 1, 2010 reporting the closing and the sale proceeds received at closing. Accordingly, we reported timely substantially the same information as would be required under Item 2.01 if the sale had not been in the ordinary course of business, and an expanded or additional 8-K Report with Item 2.01 information was not required.
2.	If you believe that you are still eligible to use Form S-3, please respond to the following additional comments.

Response: As stated in our response to Item 1, we believe that we are eligible to use Form S-3. Accordingly, we are responding in this letter to the additional comments.

3.	We note that your earnings from continuing operations have not been sufficient to cover your fixed charges. Please confirm to us in writing that, to the extent you issue debt securities, you will include risk factor disclosure in your prospectus supplement indicating that you cannot cover your current fixed charges and would be unable to cover the fixed charges associated therewith.

Response: We confirm that risk factor disclosure will be included in our prospectus in connection with debt offerings.

4.	With respect to your description of warrants and convertible debt, the staff advises that warrants and convertible debt may not be issued for “other securities” that have not been registered under this registration statement unless the warrants or convertible debt that are exercisable for or convertible into such other securities are not legally exercisable immediately or within one year of the date of sale of the warrant or convertible debt. All of the underlying classes of securities to which the warrants and convertible debt relate must be identified in the registration statement. Similarly, all of the underlying classes of securities to which your stock purchase contracts relate must be indentified in the registration statement. Please revise your filing accordingly.

Response: We are concurrently filing Amendment No. 1 to the Form S-3, to identify the underlying classes of securities in the Description of Debt Securities and the Description of Warrants section in the Description of Stock Purchase Contracts.
Fee table
5.	Please revise footnote one to the fee table to indicate that preferred stock may be issued under this registration statement.

Response: Footnote one to the fee table has been revised to indicate that preferred stock may be issued under this Registration Statement.
Exhibit index
6.	You indicate that Exhibit 4(i) is a form of senior debt indenture. However, this exhibit is a form of subordinated debt indenture. Please file a form of your senior debt indenture.

Response: A form of Senior Debt Indenture is filed as Exhibit 4(i) in the Amendment.
Exhibit 5.1
7.	Please obtain and file a new legal opinion specifically stating that counsel is opining on the convertible debt securities. Also, expand your reference to stock purchase contracts to indicate that the contracts also obligate you to sell to the holders a specified number of shares of common stock or other securities at a future date or dates.

Response: A new legal opinion has been filed in Exhibit 5 in the Amendment.

8.	Please confirm that you will obtain and file a clean legal opinion with each shelf takedown.

Response: We confirm that a clean legal opinion will be obtained and filed with each shelf takedown.
American acknowledges the following:
•	American is responsible for the adequacy and accuracy of the disclosure in its filings;

•	SEC staff comments or American’s changes to its filing disclosures in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	American may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or by any person under the federal securities laws of the United States.

Please contact our counsel, Robert M. Bearman with Patton Boggs LLP at (303) 894-6169, if you have any questions or require any further information regarding these matters.

Sincerely,
/s/ Andrew P. Calerich
Andrew P. Calerich President